
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 25, 2025

Mr. Barry Hytinen
Executive Vice President and Chief Financial Officer
IRON MOUNTAIN INC
85 New Hampshire Avenue, Suite 150
Portsmouth, New Hampshire 03801

     Re: IRON MOUNTAIN INC
         Form 10-K for the Year Ended December 31, 2024 Filed February 14, 2025
         File No. 001-13045

Dear Mr. Barry Hytinen:

     We have reviewed your filing and have the following comment.

     Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024 Filed February 14, 2025
Notes to Consolidated Financial Statements
11. Segment Information, page 118

1.   We note your chief operating decision maker (CODM) uses Adjusted EBITDA as the basis for evaluating the performance and allocating resources to operating segments. We also note your footnote 1 on page 119, that "Other Reportable Segment Expenses" primarily relates to Cost of sales (excluding depreciation and amortization) and Selling, general and administrative expenses for the respective reportable segment." We also note your disclosure on page 118 that "[o]ther significant expenses regularly provided to the CODM include total Restructuring and other transformation costs…" Please tell us whether "Other Reportable Segment Expenses" represents other segment items disclosed pursuant to ASC 280-10-50-26B and 50-26C, and if so, how the Company has explained the nature of the expense information the CODM uses to manage operations as required by ASC 280-10-50-26C. See also ASC 280-10-55-15G.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kellie Kim at 202-551-3129 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Keely Stewart